_______________________________________________________________________________

Astris Energi Inc. · 6-K · For 01/18/05,  Filed On 01/20/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: January 18, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
--------------------------------------------------------------------------------
(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2
--------------------------------------------------------------------------------
(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

1

Astris Energi Inc. · 6-K · For 01/18/05, Filed On 01/20/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
________________________________________________________________________________

The following are included in this report on Form 6-K:
	Sequential
Exhibit	Description	Page Number
-------	-----------	-----------
1.	Press Release, dated Jnauary 18, 2005	3

2

EXHIBIT 1

ASTRIS ENERGI DELIVERS FIRST E8 FUEL CELL GENERATOR TO ALTERNATE ENERGY

MISSISSAUGA, ONTARIO, CANADA, January 18, 2005 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF), the world’s leading alkaline fuel cell (AFC) technology company, announced today that it has delivered and completed the customer training on the first Model E8 Portable Power Generator covered by its value added reseller (VAR) agreement signed in May 2004 with Alternate Energy Corporation ("AEC", OTC Bulletin Board - ARGY).

The E8 Generator is the latest in a series of Astris power generators driven by Astris' AFC technology. Nominally rated at 2.4kW and providing 48 VDC power at 50 amperes of current, the E8 is targeted at stationary applications such as uninterrupted power supply, backup applications for commercial and military users, and emergency site power. Its electrical efficiency is greater than 50%, a figure unequalled by any other device in its class, and several times higher than the efficiency of conventional gas generators. The E8 Generator contains two 1200W fuel cell stacks and is the first generator powered by Astris' POWERSTACK™ MC250 fuel cell modules.

Plans are underway to couple Astris' E8 Generator with AEC's hydrogen technology that produces hydrogen gas on demand. AEC utilizes readily-available, bio-compatible elements that produce hydrogen with a purity rating of 99.9% - with only water and oxygen as by-products. The resulting fuel cell power pack will be reliable, economical, and environmentally friendly. The combined AEC-Astris power pack is aimed at the expanding markets for high-quality, clean power on an uninterrupted basis. These markets include stationary industrial and residential back-up applications in data centres, telecommunications installations, hospitals, construction sites, emergency power support, and recreational segments.

Jiri K. Nor, Astris Energi’s President and C.E.O. said: "Our AFC technology is ideally suited to the stationary and portable power markets. It is cost efficient, reliable, and clean. The Model E8 in combination with AEC’s hydrogen production technology will ensure a quiet, emission-free power supply that can be operated both indoors and outside, making it ideal for a wide variety of commercial applications. The success of this project could drive product demand and advance phase one of our pilot-scale production of the POWERSTACK™ MC250, which is now underway at our affiliate in the Czech Republic, to full-scale production."

Blaine Froats, Chairman and C.E.O. of Alternate Energy Corp. said: "AEC will be able to demonstrate this joint power pack for electricity generation to a wide variety of potential customers interested in stationary industrial and residential primary and back-up power applications. Many of these are global, and we have started to schedule demonstrations with several of these organizations that span a variety of markets."

Currently, AEC is testing the power pack, and is scheduling a series of demonstrations starting in late February 2005. AEC’s purchase order to Astris calls for an additional five Model E8 units to be delivered to AEC in stages throughout 2005, subject to performance evaluation of the first unit.

About Astris Energi Inc.
Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally. Over the past 21 years, more than $17 million has been spent to develop Astris’ alkaline fuel cell for commercial applications. Astris is commencing pilot production of its POWERSTACK™ MC250 technology in 2005. Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca.

About Alternate Energy Corporation (www.cleanwatts.com)
Alternate Energy Corporation (AEC) intends to provide a hydrogen fuel system that has mass-deployment economics and provides small-scale, on-demand distributed generation of electricity. The Company anticipates scheduling product demonstrations with key strategic partners in the first quarter of 2005, then shipping initial hydrogen production and electricity generation systems later in 2005. AEC's proprietary discovery in metallurgy permits a small-scale unit to generate hydrogen from an aqueous solution through a "green" system at a price competitive with the current fossil fuel kWh cost of energy.

Forward-Looking Statements
Any statements in this release that are not statements of fact may be considered "forward looking statements" as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:
Loyola Financial Services
Shareholder Services
Ph: 1- 800-963-6470
Fx: 702-317-2301
Email: ASRNF@4lfs.com
Web: http://www.4lfs.com/
Astris Energi Inc.

Suzanne Brydon
Investor Relations
Alternate Energy Corporation
(519) 620-2623
www.cleanwatts.com

3